UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Greensbury Market, Corp.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 26, 2013

Physical address of issuer
1732 1st Ave, #20764, New York, NY 10128

Website of issuer
https://www.greensbury.com

Current number of employees
2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$100,918	$307,778
Cash & Cash Equivalents	$89,368	$263,322
Accounts Receivable	$9,765	$34,556
Short-term Debt	$168,335	$539,802
Long-term Debt	$409,487	$75,000
Revenues/Sales	$1,338,893	$2,570,941
Cost of Goods Sold	$1,042,121	$1,899,747
Taxes Paid	$0	$0
Net Income (Loss)	($246,183)	$229,880

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

April 27, 2022

Greensbury Market, Corp.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Greensbury Market, Corp. ("the Company", "Greensbury", "Greensbury Market", "Greensbury Market Corp.", "we", "us", "our") is a Delaware corporation, formed on December 26, 2013. The Company was formerly known as Greensbury Market LLC.

The Company is located at 1732 1st Ave, #20764, New York, 10128.

The Company's website is https://www.greensbury.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy,

are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Investors should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business. We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to similar products sold by other brands. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate sales at our then prices. If we no longer offer these characteristics, customers may decrease their orders of our products which could have an adverse effect on our business and results of operations.

We rely on other companies to provide for our products. We depend on these suppliers and subcontractors to meet om contractual obligations to our customers and conduct om operations. Our ability to meet om obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a par1icular raw material.

As a distributor of meat and seafood, our business depends on developing and maintaining close and productive relationships with our farms. We depend on our farms to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Fm1hermore, financial or operational difficulties with a par1icular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that can protect us from inventory obsolescence.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain. Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled, or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company conducts business in a heavily regulated industry. If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The energy industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its product. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

We rely, in part, on our third-party partner to maintain the quality of our products. The failure or inability of this partner to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party partner is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party partner is also required to comply with all federal, state, and local laws with respect to food safety. Additionally, certain retail customers, such as Costco, etc., require our third-party partner to maintain minimum independent certifications, such as SQF Level 2 Certification (or higher) or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party partner may not continue to produce products that are consistent with our standards or that are following applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party partner fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new partner, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Our products rely on independent certification that they are Organic, non-GMO, or antibiotic free. We rely on independent certification of our Organic, non-GMO, and antibiotic-free products and our suppliers must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Our products could lose their Organic, non- GMO, or antibiotic-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business. We purchase large quantities of raw materials significant quantities of film, cardboard, and dry ice to package our products. Costs of ingredients and packaging can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, pandemics, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined. We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients. Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that raise livestock, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. Our main products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes, and pestilences. Adverse weather conditions and natural disasters can lower yields and reduce herd sizes and quality, which in tum could reduce the available supply of our core products. If supplies of our core products are reduced or there is greater demand for such products, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to customers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability. We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third- party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price, and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source. Although we believe that there are alternative sources available for our key raw materials, there can be no assurance that we would be able to acquire such raw materials from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships. Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or

changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

Our business is substantially dependent upon awareness and market acceptance of our products and brands. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands by end consumers. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. In particular, the Company is dependent on its Co-Founder, and CEO of the Company. The Company has or intends to enter into employment agreements the key people although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of the key people or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and potentially various foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncer1ain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has participated in related party transactions. The Company has indicated that it has engaged in certain transactions with related persons. Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Greensbury Market, Corp. was formed in 2013 and is a C-Corporation incorporated in Delaware, and is headquartered in New York, NY. The Company was originally formed as Greensbury Market LLC.

Business Plan

Greensbury Market is an online delivery service selling organic grass-fed/grass-finished beef, organic poultry, antibiotic-free pork and wild/sustainably caught seafood. All of our beef comes from family-owned, American farms and we only work with farmers, ranchers, and fishermen that treat animals humanely, are committed to ethical/healthy production standards and work to preserve the ecosystem. We ship to the continental US and use packaging that retains the freshness and nutritional quality of the products and lasts in the freezer for up to 12 months, eliminating food waste. Greensbury is committed to selling the finest, highest quality meats and seafood. Unlike other companies, we give our customers the convenience of ordering whatever they want, whenever they want it. And our individual portion sizing and packaging means you only use what you want, when you want.

The Company's Products and/or Services

Online Delivery Service: Greensbury customers can order products a la carte, schedule recurring deliveries, set delayed deliveries and send gifts to their friends, families, and coworkers. As for the current market, Americans spend nearly $50 billion on organic foods annually, and over 82% of U.S. households buy organic. Greensbury also offers food through our fulfillment center.

Competition

The organic online delivery market is highly competitive. We compete against traditional grocery stores such as Whole Foods, and The Fresh Market, as well as newer companies like Blue Apron, Porter Road, CrowdCow, and Butcher Box. We believe we are one of few online providers with a full breadth of organic, "free-from" proteins (e.g., beef, poultry, seafood, etc.), and are well positioned in the industry segments and markets in which we operate. Compared to newcomers, we believe we already have scale and costs savings due to our relationship with Rastelli Foods Group. As we grow, we do not expect to have to make capital investments into infrastructure.

Customer Base

Our customers are individual consumers that demand for high quality, healthy, "free from" proteins. From what we have noticed, millennials and other demographics are increasingly seeking organic, sustainable foods to cook at home, such as those offered by Greensbury. We believe these customers are willing to pay a premium for these products, especially those sourced domestically. Greensbury has an engaged user base with just a 27% return rate, and an average order value of $175.

Intellectual Property

Trademarks
"GREENSBURY" - Application #: 88900160, File Date: August 19, 2020, Country: USA.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Edward (Ted) Hopper	CEO	Greensbury Market, Corp., CEO, March 2017 to Present

Corry Johnson	Director of Operations & Customer Support	Greensbury Market, Corp., Director of Operations & Customer Support, December 2020 to Present
Mrinali Vaswani	CFO and COO	Greensbury Market, Corp., COO and CFO, March 2015 to March 2021

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	Percentage ownership of the Company by the holders of such securities
Common Stock	120,179	Yes	N/A	**32.5%**
Series Seed Preferred Stock	77,264	Yes	Yes	**20.9%**
Series A Preferred Stock	41,825	Yes	Yes	**11.3%**
Series Seed Unit of Preferred Stock and Warrant	3,434	Yes, If Exercised	Yes, If Exercised	**1.0%**
Unit of Common Stock and Warrant	7,470	Yes, If Exercised	N/A	**2.0%**
Option to purchase Common Stock Subject to Stock Incentive Plan	119,495	Yes, If Exercised	N/A	**32.3%**
Series A & Series Seed Common Stock Equivalent (CSE)	122,523	N/A	N/A	N/A

The Company has the following debt outstanding as of December 31, 2021:

Type of Debt	Name of Creditor	Amount Outstanding	Interest Rate and Payment Schedule	Maturity Date	Other Material Terms
Line of Credit	Rastelli Foods Group	$335,000	N/A	N/A	May convert or be paid off during next fundraise
Convertible Notes	Todd Horowitz	$50,000	5% Interest	June 30, 2022	Converts into preferred stock at qualified financing
Secured Notes	Brad Harrison	$25,000	6% Interest, Payable on demand	N/A	Secured by certain intellectual property owned by the Company

					May convert or be paid off during next fundraise
Credit Card	Chase & American Express	$99,000	12% Interest	N/A	Personally guaranteed by Brad Harrison

The Company also has outstanding liability in the form of accounts payable, deferred revenue, and other debt accrued over the course of day-to-day operation. The details of the liability can be found in the Balance Sheet in the 2021 Company Certified Financials, attached hereto as Exhibit B.

Previous Offerings of Securities
We have made the following issuances of equity securities since 2017:

Security Type	Number Sold	Amount Raised	Use of Proceeds	Offering Date	Exemption From Registration Used
Preferred Stock	41,825	$699,500	Continuing Operations	December 2017	Regulation CF

Ownership
The Company is broadly held amongst approximately 30 shareholders. No shareholder owns more than 20% of the company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Greensbury Market, Corp. was formed in 2013 and is a C-Corporation incorporated in Delaware, and is headquartered in New York, NY. The Company was originally formed as Greensbury Market LLC.

Greensbury Market is an online delivery service selling organic grass-fed/grass-finished beef, organic poultry, antibiotic-free pork and wild/sustainably caught seafood. All of our beef comes from family-owned, American farms and we only work with farmers, ranchers, and fishermen that treat animals humanely, are committed to ethical/healthy production standards and work to preserve the ecosystem. We ship to the continental US and use packaging that retains the freshness and nutritional quality of the products and lasts in the freezer for up to 12 months, eliminating food waste. Greensbury is committed to selling the finest, highest quality meats and seafood. Unlike other companies, we give our customers the convenience of ordering whatever they want, whenever they want it. And our individual portion sizing and packaging means you only use what you want, when you want.

Liquidity and Capital Resources
The Company has approximately $90,000 in cash on hand as of December 31, 2021, which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what the investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to the investment changes and may cause the value of the Company to decrease.

Dilution

When the Company issues more shares (or additional equity interests), the percentage of the Company investors own will go down, even though the value of the Company may go up. Investors will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If investors are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Related Person / Entity	Relationship to the Company	Total Amount of Transaction	Benefits / Compensation Received by Related Person	Benefits / Compensation Received by Company	Description of the Transaction
Bradley Harrison	Chairman of the Board	$25,000	6% interest on the loan	Use of funds for operations	Loan from Chairman of the Board in March 2015
Rastelli Foods Group	Stockholder in Greensbury and 3rd party that sources product & fulfills orders	$335,000	N/A	N/A	Line of Credit from Rastelli Foods Group

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders:

Current Business Dealings

Related Person / Entity	Relationship to the Company	Total Amount of Transaction	Benefits / Compensation Received by Related Person	Benefits / Compensation Received by Company	Description of the Transaction
Rastelli Foods Group	Stockholder in Greensbury and 3rd party that sources product & fulfills orders	$335,000	Payment for the orders they ship (product, labor, shipping)	Product being sourced and orders being shipped	Owns 16% of Greensbury. Also, sources product and fulfills order for Greensbury

Competitors

Related Person / Entity	Relationship to the Company	Total Amount of Transaction
Rastelli Foods Group	Stockholder in Greensbury and 3rd party that sources product & fulfills orders	Rastelli Foods Group also has their own ecommerce business that competes with Greensbury

Bad Actor Disclosure
None.

Ongoing Reporting
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C-AR filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF§ 227.202 in the past.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Edward Hopper*
_____
(Signature)

Edward Hopper
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Edward Hopper*
_____
(Signature)

Edward Hopper
_____
(Name)

CEO
_____
(Title)

April 27, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

2021 COMPANY CERTIFIED FINANCIAL STATEMENTS

Greensbury Market, Corp.



I, Edward Hopper, being the CEO and founder of Greensbury Market, Corp., a Corporation (the "Company"), hereby certify as of the above date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021, and the related statements of income (deficit), stockholder's equity, and cash flows for the year ended December 31, 2021, and any related notes to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects.

/s/ *Edward Hopper*
_____
(Signature)

Edward Hopper
_____
(Name)

CEO
_____
(Title)

April 27, 2022
_____
(Date)



Greensbury Market Corp.

Balance Sheet

As of December 31, 2021

(Unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 First Republic (NEW)	86,962.00
1002 PayPal Bank	510.13
1003 Stripe Bank Account	1,896.00
Total Bank Accounts	**$89,368.13**
Accounts Receivable	
1104 Accounts Receivable	9,765.18
Total Accounts Receivable	**$9,765.18**
Other Current Assets	
1250 Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$99,133.31**
Fixed Assets	
1521 Web Development	73,917.00
1525 Less accumulated Depreciation	-73,917.00
Total Fixed Assets	**$0.00**
Other Assets	
1600 Trademark Renewal	3,825.00
1601 Amortization	-2,040.00
Total Other Assets	**$1,785.00**
TOTAL ASSETS	**$100,918.31**



Greensbury Market Corp.

Balance Sheet

As of December 31, 2021

(Unaudited)

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
1700 Accounts Payable (A/P)	68,214.82
Total Accounts Payable	**$68,214.82**
Credit Cards	
2010 Chase Credit Cards	
2,010.10 Chase #1 (Brad)	38,071.61
Total 2010 Chase Credit Cards	**38,071.61**
2105 Amex 2	60,906.21
Total Credit Cards	**$98,977.82**
Other Current Liabilities	
2150 Gift Cards	25,288.61
2210 Deferred Revenue	-24,146.32
Total Other Current Liabilities	**$1,142.29**
Total Current Liabilities	**$168,334.93**
Long-Term Liabilities	
2257 Loan Brad Harrison	25,000.00
2301 Loan Todd Horowitz	50,000.00
2302 Rastelli	334,487.18
Total Long-Term Liabilities	**$409,487.18**
Total Liabilities	**$577,822.11**
Equity	
3000 Common Stock	1,929,115.00
3500 Treasury Stock	-81,130.00
3600 Opening Balance Equity	-91,504.05
3700 Retained Earnings	-1,987,201.44
Net Income	-246,183.31
Total Equity	**$ -476,903.80**
TOTAL LIABILITIES AND EQUITY	**$100,918.31**

Note
UNAUDITED.



Greensbury Market Corp.

Profit and Loss

January - December 2021

(Unaudited)

	TOTAL
Income	
4000 Sales	1,051,415.69
4003 Sales - Amazon	70,059.57
Total 4000 Sales	**1,121,475.26**
4008 PayPal Sales	217,417.76
Total Income	**$1,338,893.02**
Cost of Goods Sold	
5000 Cost of Goods Sold	655,008.21
5002 Transaction Fees	1,265.57
5205 Shopify Fee (Service Charge)	18,754.46
5502.10 PayPal Fees	6,240.46
5502.20 Stripe Fees	11,958.74
5502.30 Amazon Fees	1,201.16
5502.4 QuickBooks Payments Fees	482.82
Total 5002 Transaction Fees	**39,903.21**
5006 Dry Ice & Packaging	1,269.00
5055 Freight Out - Home Deliveries	193,117.84
5065 Packing (Rastelli)	126,047.60
5070 Boxes & Printing [Inserts, Labels, Tape]	26,774.93
Total Cost of Goods Sold	**$1,042,120.79**
GROSS PROFIT	**$296,772.23**
Expenses	
5100 Advertising & Marketing	1,781.40
5110 Marketing Consumer	
5111 Digital Marketing	58,700.40
5114 Social Media	108,382.37
5116 Email	69,092.28
5117 Misc Paid Marketing	7,025.43
Total 5110 Marketing Consumer	**243,200.48**
5130 Marketing Overhead	
5132 Consultants	35,213.40
5133 Software	3,495.80
5135 Partnerships	13,810.18
5137 Website Design, Build, Maintenance	29,784.65
5138 Photography	5,561.00
Total 5130 Marketing Overhead	**87,865.03**
Total 5100 Advertising & Marketing	**332,846.91**



Greensbury Market Corp.

Profit and Loss
January - December 2021
(Unaudited)

	TOTAL
5150 Personell	
5153 Salaries & Wages	
5153.1 Ted Hopper	99,999.90
5153.2 Corry Johnson	41,999.88
Total 5153 Salaries & Wages	**141,999.78**
5154 Payroll Taxes	
5154.1 Social Security	8,803.86
5154.2 Medicare	2,058.94
5154.3 Federal Unemployment Tax	84.00
5154.4 NY Unemployment Tax	1,095.91
5154.5 Local Taxes	482.81
5154.8 Commuter Benefits	44.00
Total 5154 Payroll Taxes	**12,569.52**
5158 Payroll Vendor Fees	2,106.00
Total 5150 Personell	**156,675.30**
5200 G&A	
5212 Fulfillment/Inventory Tools	9,200.08
5215 Dues & Subscriptions	2,897.32
5225 Insurance	8,008.05
5,225.40 EPLI	246.00
5,225.50 Disability Insurance	5.40
Total 5225 Insurance	**8,259.45**
5230 Taxes	851.00
5235 Interest	9,739.72
5250 Postage & Delivery	314.63
5255 Professional Fees	799.00
5258 Legal	7,627.50
5260 Accountant	15,215.96
5261 Other	2,490.00
Total 5255 Professional Fees	**26,132.46**
Total 5200 G&A	**57,394.66**
Total Expenses	**$546,916.87**
NET OPERATING INCOME	$ -250,144.64
Other Income	
4020 Other Income	3,961.33
Total Other Income	**$3,961.33**
NET OTHER INCOME	$3,961.33
NET INCOME	$ -246,183.31

Note
UNAUDITED.



Greensbury Market Corp.

Profit and Loss

January - December 2021

(Unaudited)



Greensbury Market Corp.

Statement of Cash Flows

January - December 2021

(Unaudited)

	TOTAL
OPERATING ACTIVITIES	
Net Income	-246,183.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1104 Accounts Receivable	35,900.82
1700 Accounts Payable (A/P)	0.00
2,010.10 Chase Credit Cards:Chase #1 (Brad)	-4,271.25
2105 Amex 2	9,424.56
2000 Accounts Payable (deleted)	-334,487.18
2150 Gift Cards	1,142.29
2210 Deferred Revenue	-33,166.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-325,456.76**
Net cash provided by operating activities	**$ -571,640.07**
FINANCING ACTIVITIES	
2302 Rastelli	334,487.18
3600 Opening Balance Equity	2,320.46
Net cash provided by financing activities	**$336,807.64**
NET CASH INCREASE FOR PERIOD	**$ -234,832.43**
Cash at beginning of period	324,200.56
CASH AT END OF PERIOD	**$89,368.13**

Note
UNAUDITED.

Greensbury Market Corp.

Statement of Changes in Stockholders' Equity
As of December 31, 2021

(Unaudited)

There have been no changes in Stockholders' Equity in 2021. Please see summary of capiatlization below.

Category of Capital Stock	Total Stockholders' Equity
Common Stock	120,179
Series Seed Preferred Stock	77,264
Series A Preferred Stock	41,825
Series Seed Unit of Preferred Stock and Warrant	3,434
Unit of Common Stock and Warrant	7,470
Option to purchase Common Stock Subject to Stock Incentive Plan	119,495
Series A Common Stock Equivalent (CSE)	41,825
Series Seed Common Stock Equivalent (CSE)	80,698